United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February, 2015

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐

Other Events

On February 9, 2015 GW Pharmaceuticals plc (the “Company”) announced that Mr. Christopher Tovey, the Company’s Chief Operating Officer, had sold 10,000 of the Company’s ordinary shares at an average price of 404.2 pence per ordinary share. Following this notification Mr. Tovey beneficially owned 2,500 of the Company’s ordinary shares, representing less than 0.1% of the Company’s current issued share capital. Mr. Tovey also continues to hold unvested share options over 516,575 ordinary shares of the Company. The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1    Press release dated February 9, 2015

SIGNTURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Chief Financial Officer

Date: February 10, 2015